Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

D: +1 202.383.0472 F: +1 202.637.3593

cynthiabeyea@
eversheds-sutherland.com

June 1, 2022

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust File Nos. 333-196273, 811-22930

Dear Ms. Rossotto:

On February 9, 2022, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 123 to the above-referenced registration statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF ESG Dividend Income Fund (now renamed the USCF Dividend Income Fund) (the “Fund”). On March 29, 2022, May 24, 2022, and May 26, 2022, you provided oral comments to me on behalf of the SEC staff (the “Staff”) during a telephone call.

Set forth below in italics under the heading “Initial Comments” is each Staff comment from the March 29, 2022 call, and each comment is immediately followed by the Trust’s response thereto. Set forth below in italics under the heading “Subsequent Comments” is each Staff comment from the May 24th and May 26th calls, and each comment is immediately followed by the Trust’s response thereto. The Subsequent Comments were provided in response to the Trust’s draft response to the Initial Comments. Terms not defined herein have the meanings ascribed to them in the prospectus. References to prospectus page numbers refer to the prospectus contained in post-effective amendment no. 123 to the Trust’s registration statement on Form N-1A.

INITIAL COMMENTS

Prospectus

Principal Investment Strategies of the Fund

1.	Because the Fund has ESG in its name it is required to adopt an 80% test. Please include such a test.

Response: The Fund respectfully declines to adopt an 80% policy to invest in ESG-related investments.

Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) requires a fund to adopt an 80% policy when the fund’s name contains a term that indicates the fund focuses on a particular type of investment. Rule 35d-1 does not specifically address the term “ESG” and the Fund is unaware of any relevant rules indicating that Rule 35d-1 applies to the term ESG.

Guidance published by the Staff related to Rule 35d-1 (including the Rule’s adopting release) states that terms such as “fixed income,” “equity,” and “high-yield” indicate a particular type of investment, and must comply with Rule 35d-1, while terms such as such as “income,” “growth,” and “value” are not subject to Rule 35d-1 because these terms suggest a particular strategy rather than an investment type. The Fund believes that ESG does not indicate a particular type of investment, but rather an investment strategy, similar to terms such as “growth” and “value.” The Fund further notes that the Staff recently requested comments on Rule 35d-1 regarding whether “ESG” and similar terms should be covered under Rule 35d-1, suggesting that the Staff does not have a definitive policy regarding the term ESG. The request for comment also acknowledged that many funds currently use the term “ESG” in their names, and several of those funds treat the term as an investment strategy, and have not instituted an 80% investment policy.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Karen Rossotto, Esq. June 1, 2022 Page 2

Although the Fund disagrees with the Staff regarding the applicability of Rule 35d-1 to the term ESG, the Fund does acknowledge the importance of compliance with Section 35(d) of the 1940 Act, i.e., having a fund name that is not materially deceptive or misleading. The Fund believes that its name is not materially deceptive or misleading, because its registration statement clearly describes a strategy focused on dividend income producing investments that are issued by companies that exhibit the Fund’s ESG criteria (such criteria is described in the principal investment strategy, as revised in response to comments below). The Fund will only invest in securities of companies that meet both its financial criteria and ESG criteria and does not intend to invest in other securities under normal circumstances.

2.	In the investment strategy, please describe the objective criteria the Fund uses in assessing what issuers it considers to have strong ESG values. Please include references to indexes, third party ratings, screens and the factors the screens use, as applicable.

Response: The Fund has revised the relevant disclosure related to the Sub-Adviser’s ESG assessments in its principal investment strategy as follows:

As an integral part of its process to evaluate potential portfolio companies, the Sub-Adviser conducts an ESG assessment. The Sub-Adviser will first screen out companies based on certain objective ESG characteristics. Such screening criteria eliminates: (i) companies that extract coal; (ii) companies that derive greater than 10% of revenue from production of alcohol, tobacco, or firearms; and (iii) companies that provide parts or services that are tailor-made and necessary for the lethal function of controversial weapons. The Sub-Adviser uses audited reports and other publicly available information in order to determine whether a company should be screened out of the Fund’s investable universe.

In addition to the companies eliminated by the screening process, the Sub-Adviser seeks to eliminate, based on its own assessment, companies that have demonstrated a history of weak governance or repeated failures to prevent or mitigate ESG risks. The Sub-Adviser evaluates a company’s performance relative to peers on environmental or social indicators. Examples of such ESG key performance indicators include the frequency and scope of its ESG disclosures, human rights record and policies, and corporate board structure. More specifically, the Sub-Adviser’s ESG assessments focus on the following criteria:

•	Governance and Ethics. The Sub-Adviser believes that oversight of management is a board’s responsibility, and further, that oversight of the board is an investor right and responsibility. As such, the Sub-Adviser considers the structure of a company’s board and whether it has an independent chair, the extent to which the company is controlled by insiders and family members, and the responsiveness of the board to investor votes. The Sub-Adviser also considers the strength and vision of a company’s leaders and the company’s strategy and vision.
•	Environmental Record. The Sub-Adviser seeks to invest in companies that seek to maintain a clean environmental record and mitigate the negative impacts of their operations on the environment. In assessing a company, the Sub-Adviser considers how a company manages its use of, and impact on, natural resources and the planet, and how it mitigates any unintentional or unavoidable environmental harms or depletion caused by its operations.

Karen Rossotto, Esq. June 1, 2022 Page 3

•	Human Rights Record. The Sub-Adviser favors companies that have human rights policies, practices, and due diligence processes that are grounded in international norms, including the United Nation’s Guiding Principles on Business and Human Rights.
•	Diversity. The Sub-Adviser reviews each company for certain indicators, including the racial, ethnic, and gender composition of its Board, management, and workforce, to reveal areas where human capital management is lagging, recruitment is failing to capture the range of expertise and suitable candidates available, where homogeneity might be creating narrowness of perspectives and/or confirmation bias, and where a company’s competitive advantage may be at risk.

In completing its ESG assessments, the Sub-Adviser does not rely on any one source of information, but rather collects information from multiple sources including a company’s audited reports and other publicly available information (such as sustainability reports and voluntary ESG disclosures); third-party ESG research and ratings from ESG data providers; non-profit benchmark reports, research, and analysis; media reports; and discussions with company management.

3.	If the Fund will invest in emerging markets, please disclose that. If unsponsored ADRs are a principal investment, please disclose that in disclosed risks in the summary.

Response: The Fund may invest in ADRs of companies that are headquartered in emerging markets countries, and has added disclosure related to emerging markets in the principal risks section. The Fund will not invest in any unsponsored ADRs.

4.	If the Fund intends to focus on particular sectors, please disclose those sectors in the strategy.

Response: The Fund does not intend to focus on any particular sector.

5.	In the second paragraph on page two of the prospectus, clarify the Fund’s definition of ESG and its specific ESG areas of focus. Among each of the factors listed in the paragraph, which factor will the Fund focus on and, with respect to that factor, what is the Fund specifically looking for?

Response: The Fund has revised the principal investment strategy to clarify the Fund’s definition of ESG. Please refer to the response to Comment 2.

6.	The second and third paragraphs on page two of the prospectus reference screens, please clarify what the Fund is screening out in the disclosure. Are these two references to screens the same screen? Please clarify the investment process in the disclosure.

Response: The Fund has revised the principal investment strategy to, among other items, clarify its use of screens. Please refer to the response to Comment 2.

7.	In the strategy, please identify any provider of third-party research that the Fund intends to use or the primary provider if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria and methodologies in the principal strategy. Also consider any related principal risks to the Fund’s use of third-party data providers since the criteria used by providers can differ significantly.

Karen Rossotto, Esq. June 1, 2022 Page 4

Response: The Sub-Adviser does not rely on any one third party research provider and seeks to collect information from a large variety of providers when making ESG assessments. The research providers used by the Sub-Adviser may change over time, new research providers may become available, and certain research providers might be more or less useful depending on the type of investment under review. Further, existing research providers may change their criteria and methodologies to reflect current trends or events. Due to the large amount of research providers used, and the potential for changes to those providers and their methodologies, the Fund does not believe that naming these providers in the principal strategy is appropriate or meaningful, as such disclosure may quickly become outdated or inaccurate. The Fund believes that the ESG Investing Risk included in the prospectus (revised in response to Comment 10), addresses the risks associated with use of third party data providers.

8.	To the extent not addressed in response to Comment 7, please describe the underlying data the Fund reviews to determine whether it meets its ESG criteria and the sources of the data.

Response: The Fund believes that it has fully described its use of ESG data in prior responses.

9.	The fourth paragraph on page two of the prospectus discusses taking into consideration both the financial and the ESG profile of a company. Please clarify the Fund’s investment process to indicate which of these characteristics the Fund prioritizes.

Response: Any investment made by the Fund’s portfolio managers must meet both the financial criteria and the ESG criteria for the Fund. The portfolio managers consider financial criteria and ESG criteria equally when making investment decisions. For example, the Fund will not invest in a company that meets all of the Fund’s financial criteria, but fails to exhibit the Fund’s desired ESG criteria and vice versa. The referenced disclosure has been updated to clarify that these criteria are equally considered.

Principal Risks of Investing in the Fund

10.	Within the ESG Risk Factor, please include disclosure indicating, as applicable, that (1) because the Fund’s ESG criteria may exclude the securities of certain issuers for non-financial reasons, the Fund may forego some market opportunities available to funds that do not use ESG criteria; (2) ESG criteria may be linked to long-term rather than short-term returns; (3) because when analyzing ESG criteria for securities the Sub-Adviser relies on the information and scoring models published by third-party sources there is a risk that this information may be incorrect or only take into account one of many ESG-related components of portfolio companies and the scores and ratings across third-party providers may be inconsistent or incomparable.

Response: The Fund has revised “ESG Investing Risk” in the summary and statutory section of the prospectus to include the requested disclosures.

11.	At an appropriate place in the registration statement, please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Fund has revised “Secondary Market Risk” in the summary and statutory section of the prospectus to incorporate the requested disclosure.

Karen Rossotto, Esq. June 1, 2022 Page 5

12.	As the Fund invests in foreign securities, please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Fund has revised “Foreign Securities Risk” in the summary and statutory section of the prospectus to include the requested disclosures.

Fund Performance

13.	If performance can be found somewhere during the first year, like a website or a phone number, please disclose that.

Response: The Fund has updated the “Fund Performance” section of the prospectus to indicate where shareholders can obtain updated performance information.

Prior Performance of Similar Accounts

14.	We note the Fund’s strategy references ESG in its name while the Composite’s name suggests that it excluded carbon energy. It is our understanding that ESG is substantially broader in focus than simply excluding carbon energy. Please tell us in correspondence more about the Composite’s strategy and your basis for believing the Fund and Composite have substantially similar objectives, policies, and strategies.

Response: The Fund will utilize a strategy identical to the strategy of the Composite, including utilizing the same ESG screening process. Since its inception as an asset manager in 1991, the Sub-Adviser has integrated ESG screening and analysis into its investment philosophy, and ESG analysis is integral to the Sub-Adviser’s identity as an asset manager. The Sub-Adviser does not include “ESG” in the names of the strategies it manages for its individual clients because all of its strategies integrate ESG factors.

15.	In correspondence, please represent that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Advisers Act.

Response: The Fund represents that it has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Advisers Act.

16.	There is no reference to value investing in the Fund’s strategy and presumably also not in the comparative composite. Please supplementally advise the Staff why the S&P Value Index is an appropriate comparison.

Response: For any strategy that focuses on companies paying a high dividend, the Sub-Adviser believes that a value index will generally be the most appropriate benchmark for that strategy because companies that pay high dividends tend to exhibit value characteristics. The Sub-Adviser believes that the names of companies in the S&P 500 Value Index and in the Fund’s investable universe have a high degree of overlap.

Statement of Additional Information

Fundamental Investment Policies

Karen Rossotto, Esq. June 1, 2022 Page 6

17.	Please review the fundamental policies to move any commentary on the policy to come below the policies themselves. See for example, the second policy.

Response: The Fund has moved commentary on policies B and F to the end of the section on Fundamental Investment Policies.

Acceptance of Orders for Creation Baskets

18.	Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, with respect to (d) and (f). The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Fund has revised the referenced disclosure as follows (inserted language is underlined and removed language is ~~struck~~):

Acceptance of Orders for Creation Baskets. The Trust reserves the ~~absolute~~ right to reject a creation order transmitted to it by the Distributor with respect to the Fund ~~if~~, for reasons including, but not limited to (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered are not as disseminated through the facilities of the Listing Exchange for that date by the Administrator, as described above; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d~~e~~) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners;~~ or (f~~g~~) in the event that circumstances outside the control of the Trust, the Distributor, and the Adviser make it for all practical purposes impossible to process creation orders.

Subsequent Comments

19.	The Staff reissues its comment with respect to the need for the Fund to adopt an 80% test with respect to the use of ESG in its name.

Response: The Fund advises the Staff that it has decided to remove “ESG” from the Fund’s name.

20.	Please adopt an 80% policy with respect to the use of “Dividend Income” in the Fund’s name.

Response: The Fund advises the Staff that it has adopted the following policy:

Karen Rossotto, Esq. June 1, 2022 Page 7

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying equity securities and in other instruments that have economic characteristics similar to such securities.

* * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	Daphne Frydman, USCF Krisztina Nadasdy, Eversheds Sutherland